UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                 General Form For Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            Eurasia Gold Fields, Inc.
                 (Name of Small Business Issuer in its Charter)


Florida                                                               98-0190293
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

1505-1060 Alberni Street, Vancouver, B.C., Canada, V6E 4K2
(Address of principal executive offices)           Zip Code

                                 (604) 687-4432
                           (Issuer's Telephone Number)

Securities to be Registered under Section 12(b) of the Act:  None

Securities to be Registered under Section 12(g) of the Act: Common stock, $.001 par value per share


                                                                   Page 1 of 64.
                                                Index to exhibits is on Page 29.

                            Eurasia Gold Fields, Inc.
                      Registration Statement on Form 10 SB
                                 Amendment No. 1

                                   Part I                                   Page
                                                                            ----
Item 1.           Description of Business                                      3
                  A.  General                                                  3
                  B.  Risk Factors Related to the Company's Business           4

Item 2.           Management's Discussion and Analysis or Plan of Operation   10

Item 3.           Description of Property                                     14

Item 4.           Security Ownership of Certain Beneficial Owners and
                  Management                                                  18

Item 5.           Directors, Executive Officers, Promoter and Control Persons 20

Item 6.           Executive Compensation                                      20

Item 7.           Certain Relationships and Related Transactions              21

Item 8.           Description of Securities                                   22

                                     Part II

Item 1.           Market Price and Dividends on the Registrants' Common Equity
                  and other Shareholder Matters                               23

Item 2.           Legal Proceeding                                            23

Item 3.           Changes in and Disagreements with Accountants               23

Item 4.           Recent Sales of Unregistered Securities                     23

Item 5.           Indemnification of Directors and Officers                   24


                                    Part F/S

Item 1.           Index to Exhibits                                           28


                                    Part III

Item 1.           Index to Exhibits                                           29

ITEM 1. DESCRIPTION OF BUSINESS

A    GENERAL

     Eurasia Gold Fields, Inc. (the "Company" or "Eurasia") was incorporated under the laws of the State of Florida on May 20, 1995, under the name "Snak-N-Pop Vending, Inc.". Since its incorporation, the Company's activities have been limited primarily to the sale of shares for working capital purposes. It redirected its business efforts in late 1997 following a change of control, which occurred on November 25, 1997, to the acquisition, exploration and, if warranted the development of mineral resource properties. The Company changed its name to Eurasia Gold Fields, Inc. on March 2, 1998 to more fully reflect its business activities.

     Since its redirection, the Company's activities have been limited primarily to the acquisition of rights to certain mineral properties and the implementation of preliminary exploration programs on these properties in which it has acquired an interest. See "Item 3. Description of Property."

     The Company is engaged in the location, acquisition, exploration and, if warranted, development of mineral resource properties. All of the mineral properties in which the Company has an interest or a right to acquire an interest in are currently in the exploration stage. None of the properties contain any known reserves. The Company's primary objective is to explore for gold, silver, base metals and industrial minerals and, if warranted, to develop those existing mineral properties. Its secondary objective is to locate, evaluate, and acquire other mineral properties, and to finance their exploration and development either through equity financing, by way of joint venture or option agreements or through a combination of both.

     Currently, the Company's activities are centred in the Republic of Buriatia, Russian Federation and the United States of America.

     The Company is in the process of assessment of its properties for exploration and, over the course of the next twelve months, plans to initiate warranted exploration programs to further explore and develop each property held.

     The company is in the development stage and has a limited operating history. No representation is made, nor is any intended, that the Company will be able to carry on its activities profitably. Moreover, the likelihood of the success of the Company must be considered in the light of the expenses, difficulties, and delays frequently encountered in connection with mineral resource exploration and development and with the formation of a new business.

     The Company encounters strong competition from other exploration and mining companies in connection with the acquisition of properties producing, or capable of producing, gold, silver and base minerals. The Company also competes with other companies both within and outside the mining industry in connection with the recruiting and retention of qualified employees knowledgeable in mining operations. Precious and base metals are worldwide commodities and, accordingly, the Company will sell its future production at world market prices.

     All of the Company's exploration activities in the Russian Federation are subject to regulation by governmental agencies under one or more of the various environmental laws. These laws address emissions to the air, discharges to water, management of wastes, management of hazardous substances, protection of natural resources, protection of antiquities and reclamation of lands which are disturbed. The Company believes that it is in substantial compliance with applicable environmental regulations. Russian environmental laws and regulations presently have no material adverse impact on the Company's results of operations or financial condition and the Company believes that it is substantially in compliance with the regulations, promulgated by

Russian legislation. Many of the regulations also require permits to be obtained for the Company's activities; these permits are normally subject to public review processes resulting in public approval of the activity. While these laws and regulations govern how the Company conducts many aspects of its business, management of the Company does not believe that they have a material adverse effect on its results of operations or financial condition at this time. The Company's projects are evaluated considering the cost and impact of environmental regulation on the proposed activity. New laws and regulations are evaluated, as they develop to determine the impact on, and changes necessary to, the Company's operations. It is possible that future changes in these laws or regulations could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

     The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the near future.

     The Company does not currently file reports with the Securities and Exchange Commission.

     As of October 1, 1999, there were four full-time and two part-time employees.

     The Company's common stock is traded on the NASD's OTC Bulletin Board.

     The Company's Registered office is located at Law of Offices of Eric. P. Littman, P.A., 7695 S.W. 104th Street, Offices at Pinecrest, Suite 210, Miami, Florida 33156, and the Corporate office is located at Suite 1505-1060 Alberni Street, Vancouver, British Columbia, Canada, V6E 4K2.


B.   RISK FACTORS RELATED TO THE COMPANY'S BUSINESS

1.   General Risks

     A.   Recently Organized Company

          The Company was only recently organized and has no operating history. The Company is faced with the following financial and operating difficulties (1) obtaining financing, either through debt or equity, (2) attracting experienced management, (3) not only the acquiring of rights to prospective mineral properties, but the eventual development of mineral properties (4) developing cash flow (5) lack of revenues. The Company, therefore, must be considered promotional and in its early formative and development stage. Prospective investors should be aware of the difficulties normally encountered by a new enterprise. There is nothing at this time upon which to base an assumption that the Company's business plan will prove successful, and there is no assurance that the Company will be able to operate profitably. The Company has limited assets and has had no revenues to date.

     B.   Experience of Management

          Although the Company's management ("Management") has general business experience, prospective investors should be aware that Management has limited experience in the mining industry and in particular with respect to the acquisition, exploration and development of mineral resource properties. See "Directors and Officers."

     C.   Potential future 144 Sales

          Of the  50,000,000  shares of the Company's  common stock  authorized, there are presently issued and outstanding 12,100,000, all but approximately 5,040,000 shares are "restricted securities" as that term is defined under the Act, and in the future may be sold in compliance with Rule 144 of the Act, pursuant to a registration statement filed under the Act, or other applicable exemptions from registration thereunder. Currently there are 7,060,000 restricted shares. The shares are held by non-affiliates of the Company and will be freely tradable without volume restrictions after said shares have been held by the holders for two years. Of the 7,060,000 restricted shares, non-affiliates own 7,060,000 shares, which will become freely tradable after March 31, 2000. Rule 144 provides, in essence, that a person holding restricted securities for a period of one
     (1) year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to one percent (1%) of the Company's outstanding common stock every three (3) months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information is deemed available if the issuer satisfies the reporting requirements of Section 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, the sale over a period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Act, may have a depressive effect on the market price of the Company's securities in any market that may develop for such shares.

          Holders of the Company's common stock do not have pre-emptive rights. Investors should be aware of the fact that issuance of new shares by the Company will lead to the dilution of existing shareholder's interest.

     D.   Penny Stock Rules

          The Company's common stock is a "penny stock". Under Rule 15g-9 under the Exchange Act, a broker or dealer may sell a "penny stock" (as defined in Rule 3a51-1) to or affect the purchase of a penny stock by any person unless:

     (1)  Such sale or purchase is exempt from Rule 15g-9; or

     (2) Prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

          The Commission adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to
     (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000, for the preceding three years; (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (c) a security that is


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


     authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System.

          It is likely that the Company's common stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's common stock and the ability of purchasers in the offering to sell their securities in the secondary market.

2.   Risk Factors of the Company's Mining Business

          Resource exploration and development is a speculative business, characterised by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits, but also from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection; any combination of these factors may result in the Company not receiving an adequate return of investment capital.

     A.   Exploration and Development Risks

               All of the Company's properties are in the exploration stages only and are without a known body of commercial ore. Development of these properties will only follow if satisfactory exploration results are obtained. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

               Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralised deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In additions, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have and adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Reserves are reported as general indicators of


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


          mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

     B.   Operating Hazards and Risks

               Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damages to property, and possible environmental damages. The Company does not have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities. Payment of any liabilities as a result could have a materially adverse effect upon the Company's financial condition.

     C.   Lack of Cash Flow and Additional Funding Requirements

               None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations. The company feels that its current cash position is strong enough to fund its 1999 capital requirements. The further exploration and the potential development of any ore deposits found on the Company's exploration license depends upon the Company's ability to obtain financing through any or all of the joint venturing of properties, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties and reduce or terminate its operations. The Company has no understanding or agreements with any person regarding such additional funding requirements. The Company's auditor has indicated in its report that "the Company has incurred a loss from operations since it began operations." See "Part F/S. Financial Statements." Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property. While the Company may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its properties, there is no assurance that any such activity will generate funds that will be available for operations.

               The Company  has not  declared  or paid  dividends  on its shares
          since   incorporation   and  does  not  anticipate  doing  so  in  the
          foreseeable future.

     D.   Dividends

               The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. As a result, the Company will no be attractive to investors who are interested in earning dividends.

     E.   Title Risks

               The Company has not obtained an opinion of counsel as to title to its properties nor has it obtained title insurance. Any of the Company's properties may be subject to prior unregistered agreements of transfer.


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


     F.   Conflicts of Interest

               Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. Jorge L. Lacasa as well as being president and a director of the Company is also a director of Cigma Metals Corporation. Agustin Gomez de Segura as well as being a director of the Company is also president and a director of Cigma Metals Corporation. David Jenkins as well as being a director of the Company is president and a director of Aurora Gold Corporation and president and a director of Patagonia Gold Corporation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

     G.   Competition and Agreements with Other Parties

               The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities than itself. Significant competition exists for the limited number of mineral acquisition opportunities available in the Company's sphere of operations. As a result of this competition, the Company's ability to acquire additional attractive gold mining properties, on terms it considers acceptable, may be adversely affected.

               The Company may be unable in the future to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

     H.   Fluctuating Mineral Prices

               The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such minerals. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Moreover, significant price movements in mineral prices over short periods of time


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


          may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and, therefore, the economic viability of any of the Company's projects cannot accurately be predicted. As the Company is in the development stage, the above factors have had no material impact on operations or income.

     I.   Environmental Regulation

               All phases of the Company's operations in the Republic of Buriatia, Russian Federation are subject to environmental regulations. Environmental legislation in the Republic of Buriatia, Russian
          Federation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties of non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Although the Company believes it is in compliance with all applicable environmental legislation, there is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

     J.   Adequate Labour and Dependence Upon Key Personnel

               The Company will depend upon recruiting and maintaining qualified personnel to staff its operations. The Company believes that such personnel are currently available at reasonable salaries and wages in the geographic areas in which the Company intends to operate. There can be no assurance, however, that such personnel will always be available in the future. In addition, it cannot be predicted whether the labour staffing at any of the Company's projects will be unionised. The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its Management. The loss of services of any of its Management could have a material adverse effect on the Company.

     K.   No Employment Agreements with Management

               The  Company   currently  has  no  employment   agreements   with
          Management and does not maintain, nor does it intend to obtain, key man life insurance on any member of its Management.

     L.   Political Risks

               There are significant political risks involving the Company's investment in the Republic of Buriatia, Russian Federation. These risks include political, economic and social uncertainties in such countries. A change in policies by the government of Russia could adversely affect the Company's interest by, among other things, change in laws, regulations, or the interpretations thereof, confiscatory taxation, restriction on currency conversions, imports and sources of supplies, or the expropriation of private enterprises. Although management of the Company does not believe that the political factors described above have affected the Company's activities to date, these factors may make it more difficult for the

          Company to raise funds for the development of its mineral interests in such developing countries.

     M.   Year 2000 Risks

               Currently the Company does not rely on any computer programs that will materially impact the operations of the Company in the event of a Year 2000 disruption. However, like any other Company, advances and changes in available technology can significantly impact its business and operation. Consequently, although the Company has not identified any specific year 2000 issue, the "Year 2000" problem creates risk for the Company from unforeseen problems in its own computer systems and from third parties, including but not limited to financial institutions, with whom it transacts business. Such failures of the Company and/or third parties computer systems could have a material impact on the Company's ability to conduct its business. See "Item 2. Management's Discussion and Analysis or Plan of Operation."


Item 2.   MANAGEMENT'S' DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

A         GENERAL

          The Company is a mineral exploration company based in Vancouver, Canada and Moscow, Russia and is engaged in the exploration of precious metals. The Company was incorporated under the laws of the State of Florida on May 19, 1995, under the name "Snak-N-POP Vending, Inc." and is a development stage company. The Company had limited operations for the years ended December 31, 1995, 1996 and 1997.

          Since commencement of its exploration operations in 1997, the Company has conducted exploration and undertaken a review of its mining properties in the Republic of Buriatia, Russian Federation.

          The management of the Company has developed the following exploration objectives: to acquire properties with large scale potential, to minimize capital costs on leases or concessions, to acquire of properties adjacent or in close proximity to recent discoveries of large scale mineral reserves, to be the first-in staking where possible, to secure repatriation on mineral rights and royalties and to establish joint ventures and/or partnerships with established companies that possess the resources to complete mine development. All of the Company's properties are in the preliminary exploration stage without any presently known body of ore.

          The Company had no material revenues during fiscal 1995, 1996, 1997 and 1998. Income during fiscal 1998 and 1997 was the result of interest earned on funds raised, as the Company has no mineral properties in production. All funds raised in fiscal 1998 and 1997 were used in the exploration and development of the Company's properties.

          The Company believes that for the current fiscal year ended December 31, 1999 all capital requirements necessary to develop existing properties and to further develop the Company through the possible acquisition or joint venturing of additional mineral properties either in the exploration or development stage will be funded with present cash and cash equivalents. Additional employees will be hired on a consulting basis as required by the exploration projects.

     B    FINANCING

               In Fiscal 1997, the Company raised $300,000 through the issuance of 3,000,000 common shares at a price of $0.01 per share. The Company also issued 7,000,000 restricted common shares ($1,050,000) upon signing a letter of agreement whereby the Company acquired two Limited Liability mining companies (Arkhei and Kitoi) which have licenses for the exploration and development of two mineral concession (Tainskoye property and the Zun Ospinskoye Property) located in the Okinsky district of the Republic of Buriatia, Russian Federation.

               In Fiscal 1998, the Company raised $700,000 through the issuance of 2,000,000 common shares at a price of $0.35 per share.

               Funds raised in fiscal 1998 and 1997 were used in the exploration and development of the Company" properties.

     C    FINANCIAL INFORMATION

          (a) Period January 1 to September 20, 1999 (Fiscal 1999) versus Nine Months Ended September 30, 1998 (Fiscal 1998)

                    Net loss for the  period  January 1 to  September  20,  1999 decreased by $165,650 to $125,822 over the nine months ended September 30, 1998, due to the following:

               (1) Consulting fees decreased by $11,232 to $11,568 (September 30, 1998 - $22,800)

               (2) Office and miscellaneous expenses decreased by $33,201 to $5,392 (September 30, 1998 - $38,593)

               (3) Legal costs decreased by $19,764 to $0 (September 30, 1998 - $19,764)

               (4) Transfer agent, listing and filing fees decreased by $8, 255 to $581 (September 30,1998 - $8,836)

               (5) Travel expenses decreased by $30,820 to $0 (September 30, 1998 - $30,820)

               (6)  Exploration   expenses  decreased  by  $107,869  to  $81,820
                    (September 30, 1998 - $189,689)

               (7) Management fees increased by $4,933 to $6,621 (September 30, 1998 - $1,688)

               (8) Shareholder relations, advertising and promotion expenses increased by $20,403 to $20,431 (September 30, 1998 - $28)

               (9) Interest income decreased by $14,919 to $9,003 (September 30, 1998 - $23,922)

          (b) Twelve Months Ended December 31, 1998 (Fiscal 1998) versus Twelve Months Ended December 31, 1997 (Fiscal 1997).

                    Net loss for the  twelve  months  ended  December  31,  1998 increased by $308,104 to $307,466 (twelve months ended December 31, 1997 - income $638), due primarily to the Company having limited operations in fiscal 1997.

                    Exploration  expenditures  increased by $189,867 to $189,867
               (December 31, 1997 - $Nil)

          (c) Twelve Months Ended December 31, 1997 ("Fiscal 1997") versus Twelve Months Ended December 31, 1996 ("Fiscal 1996").

                    Net income in Fiscal 1997  increased by $638  (December  31,
               1996 - $Nil), due primarily to the company having limited operations in Fiscal 1997 and 1996.

          (d) Twelve Months Ended December 31, 1996 ("Fiscal 1996") versus Eight Months Ended December 31, 1995 ("Fiscal 1995").

                    The company had an eight-month fiscal period in 1995 without any financial activity other than as related to organizational expenses.

     D    FINANCIAL CONDITION AND LIQUIDITY

               For the fiscal years ended December 31, 1998 and 1997, the Company met its capital requirements through proceeds of the sale of common stock of the Company.

               At September 20, 1999, the Company had cash and cash equivalents of $388,115 (December 31, 1998 - $519,229, December 31, 1997 -
          $290,638) and working capital of $563,214 (December 31, 1998 - $666,145; December 31, 1997 - $300,638). Total liabilities as of September 20, 1999 were $7,000 (December 31, 1998 - $12,292; December
          31, 1997 - $0)

               The Company feels that its current cash position is strong enough to fund capital requirements in fiscal 1999. In the event that a production decision is made on one of the properties or the Company acquires additional mineral properties either directly, through joint ventures, or through the acquisition of operating entities, it is the Company's intention to raise additional capital either through equity offerings and/or debt borrowings.

               Management of the Company is committed to further develop the Company through the possible acquisition or joint venturing of additional mineral properties either in the exploration or development stage. Additional employees will be hired on a consulting basis as required by the exploration projects.

               None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations. While the Company may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its properties, there is no assurance that any such activity will generate funds that will be available for operations.

               The Company  has not  declared  or paid  dividends  on its shares
          since   incorporation   and  does  not  anticipate  doing  so  in  the
          foreseeable future.

     E    YEAR 2000 ISSUES.

               The company utilizes software and related technologies in its business that will be affected by the "Year 2000 computer problem", which is common to many corporations and governmental entities. This problem concerns the inability of information systems, primarily computer software programs and certain hardware, to properly recognize and process date-sensitive information as the Year 2000 approaches. Absent corrective actions, computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in system failure or miscalculation causing disruptions to various activities and organizations.

               The Company has modified and tested all the critical applications along with all non-critical applications of its information technology ("IT"), the result of which is that all such applications have been either modified or replaced and are now Year 2000 compliant. The Company used an independent consultant to oversee the Year 2000 project as well, as to perform certain remediation efforts. In-addition, progress on the Year 2000 project is also monitored by senior management, and reported to the Board of Directors. The total amount of the payments made to-date and to be made hereafter to such independent consultant are not expected to be material. Based on the Company's analysis to date, the Company believes that its material non-IT systems are either Year 2000 compliant, or do not need to be made Year 2000 compliant in order to continue to function in substantially the same manner in the Year 2000. Contingency plans are being developed for all major components in case of system failures surrounding the Year 2000. The Company's Year 2000 compliance work has not caused, nor does the Company expect that it will cause, a deferral on the part of the Company of any material IT or non-IT projects.

               The Company has identified critical suppliers, as well as other essential service providers, and has surveyed their Year 2000 compliancy. Based on expected compliance dates expressed by some of these critical suppliers and other service providers, additional follow-up will be required to fully assess their state of readiness for the Year 2000. These follow-up activities will occur throughout 1999. For other suppliers and service providers, risk assessments and contingency plans, where necessary were developed. The Company has taken the above steps to address issues surrounding suppliers and service providers; however the Company has no direct ability to influence other parties' compliance actions. The Company believes it has taken the necessary actions to mitigate the effect of the Year 2000 risks, however, there can be no assurance that any of the Company's vendors or others, with whom it transacts business, will be Year 2000 compliant prior to such date. The company is unable to predict the ultimate effect that the Year 2000 problem may have upon the Company, in that there is no way to predict the impact that the problem will have nation-wide or world-wide and how the Company will in turn be affected, and, in addition, the company cannot predict the number and nature of its vendors and customers who will fail to become Year 2000 compliant prior to January 1, 2000. Significant Year 2000 difficulties on the part of vendors or customers could have a material adverse impact upon the Company's operating results and financial condition.

               Contingency plans for the Year 2000 related business interruptions are being developed and will include, but not be limited to, the development of emergency backup recovery procedures, replacing automated processes with manual processes, identification of alternative suppliers. The Company's Year 2000 efforts are ongoing and its overall plan, as well as the consideration of contingency plans, will continue to evolve as new information becomes available. While the Company is taking steps it believes to be necessary to prevent any major interruption to its business activities that will depend in part, upon the ability of third parties to be Year 2000 compliant.

     F    NEW ACCOUNTING PRONOUNCEMENTS

               In June 1998, Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognise all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999, however, earlier application of all of the provisions of this statement is encouraged as of the beginning of any fiscal quarter.

               Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on January 1, 2000 to affect its financial statements.

               In April 1998, Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities" was issued. SOP 98-5 provides guidance on the financial reporting of start-up costs and organizations costs. It requires costs of start-up and organizational expenses to be expensed as incurred, as well as the recognition of a cumulative effect of a change in accounting principle for retroactive application of the standard. SOP 98-5 is effective for fiscal years beginning after December 15, 1998, although earlier application is encouraged. The Company does not anticipate that adoption of the new standard will significantly affect costs capitalized in 1998 and year's prior.


Item 3.   DESCRIPTION OF PROPERTY

               All  of  the  Company's   properties   are  in  the   preliminary
          exploration stage and do not contain any known body of ore.

(A)       Acquisition of Property Interests or Options to acquire Property
          Interests

               The Company is currently a 100% owner of two mining companies which have licenses for exploration and development of two mineral concessions located in the Okinsky district of the Republic of Buriatia, Russian Federation: Tainskoye Property and Zun Ospinskoye Property.

               Tainskoye Property exploration and development rights are owned by the Limited Liability Company "ARKHEI", organized under Russian Federation Law, while the Zun Ospinskoye Property exploration and development rights are owned by its 100% subsidiary: a Limited Liability mining Company "KITOI", organized under the Russian Law. The Company on December 26, 1997 entered into an Agreement (hereinafter referred to as the Acquisition Agreement) under which it acquired 100% of the shares of "ARKHEI" Limited Liability Company, and consequently its subsidiary "KITOI" and all the exploration and development rights of both "ARKHEI" and "KITOI". These are the rights on the Zun Ospinsloye Mining Property and the rights on the Tainskoye Mining Property, defined below. Upon the signature of the Acquisition Agreement, the former owners of "ARKHEI" issued an indemnity letter, by which both ARKHEI" and "KITOI" are declared without any debt or liability on the date of acquisition by the Company and if any liability or obligation with third parties is to be found after the acquisition date, the former owners will irrevocably assume it in full.

          (I)  Zun Ospinskoye Property, Republic of Buriatia, Russian Federation

               The license for the exploration and development on the Zun Ospinskoye goldfield was issued on August 1st, 1997 under the number UDE 00179 type BP, to the Limited Liability Mining Company "KITOI", constituted November 11th, 1996 and registered under N196 with registered address at 671030 Orlik, Okinsky district, Republic of Buriatia, Russian Federation. "KITOI" was formed with the purpose of exploration and development of mining properties in the Russian Federation.

               Previous to the Acquisition Agreement with Eurasian Goldfields Inc. the Limited Liability Company "ARKHEI" acquired the 100% of the shares of the Limited Liability Mining Company "KITOI". The acquisition of "ARKHEI" encompasses mineral claims located within the limits of the Zun Ospinskoye concession, ("The Zun Ospinskoye Property") and provides the Company with a 100% undivided interest in the Zun Ospinskoye mineral concession.

          (II) Tainskoye Property, Republic of Buriatia, Russian Federation

               The license for the exploration and development of the Tainskoye goldfield was issued on March 8th, 1997 under the number UDE 140 type BP, to the Limited Liability Company "ARKHEI", constituted on February 26th, 1997, and registered under number 18, with the registered address at 671030 Orlik, Okinsky district, Republic of Buriatia, Russian Federation. "ARKHEI" was formed with the purpose of exploration and development of mineral resources in the Russian Federation. The acquisition of "ARKHEI" encompasses mineral claims located within the limits of the Tainskoye concession ("The Tainskoye Property") and provides the Company with a 100% undivided interest in the Tainskoye Mineral concession.

     (B)  Property Descriptions

          (I)  The Zun Ospinskoye Property

               Zun Ospinskoye property is an advanced exploration stage property with a known economic grades and an established resource, albeit a small one to date. The property is located in the Okinsky district of the Republic of Buriatia, 150 km west of Lake Baikal and 105 km east of Orlik, the administrative centre of the Okinsky District. Gravel and dirt roads connect the property with the town of Orlik.

               The topography is very rugged with the main showing occurring at the top of a hill at 2600-m ASL. The regional geology consists of Lower Palaeozoic granites, Archean gneiss, Mid-Proterozoic schists, carbonates, and ophiolites including serpentinite, and talc-carbonates. These rock types are common in other major gold belts in the world, including the prolific Timmins - Porcupine Belt in Canada.

               On the property itself, biotite-hornblende granite is locally overlain by basalts. Mineralization is associated with a series of shear zones, veins and stockworks that occur within the granite and locally along the contact of the granite and the ophiolite-carbonate sequence. The system is exposed over a 1.5-2 km strike length with a width of up to 80 m, although the mineralization explored to date is more commonly 1.5-2 m in width. An adit has exposed up to 5 individually steeply dipping veins, all of which are reported to contain economic values.

               Only one vein has been explored to date in any detail although other zones are reported on the property. Previous exploration in the 1970's and 1980's by local Geocom includes trenching, 16 drill holes and an adit under the main zone. The average depth of the drill holes is reported to be 130 m. In 1996 and 1997 an exploration program was conducted in order to transfer the resources of gold and silver into "industrial" reserves (category C1 and C2). A surface drilling program consisting of two holes, 200m and 1980m, confirmed the presence of gold

               Typical samples from the main vein include grab assays ranging from 4 g/t up to 26 g/t Au. The vein has a potential strike length of 2 km if in fact it extends beneath the basalt cover as indicated by geophysical results, which are reported to indicate a conductive source on the strike with the vein exposure. Russian reports indicate that C1 + C2 resources are 423,700 tonnes at 9.2 g/t Au and 260.9 g/t Ag. Total potential, P1 + P2 resources are estimated at 3,274,000 tonnes at 7.5 g/t Au, 200 g/t Ag. The ore also contains an average 1% lead, 0.4 % zinc and 0.3 % copper. Initial metallurgy results indicate 60% recovery rate using only gravity separation.

               Additional trenching and drilling is required to further explore the veins.

               "KITOI", a Limited Liability mining Company was granted a mineral resources license on August 1, 1997. The license provides for the search, exploration and production of underground gold and silver within the limits of the Zun Ospinskoye field. The right to use the lands above the concession was received from the Administration of the Okinsky District on November 30th, 1996. The concession is classified under the category of "gorni otvod" (mountain concession) and expires on May 26th, 2018. Through an agreement-dated December 26, 1997, the Company acquired "KITOI", which owns the license.

          (II) The Tainskoye Property

               The property is located in the Okinsky district of the Republic of Buriatia, 160 km west of Lake Baikal and 115 km east of Orlik, the administrative centre of the Okinsky District. Gravel and dirt roads connect the property with the town of Orlik.

               The topography is very rugged with heights up to 3200 m. The regional geology consists of Lower Palaeozoic granites, Archean gneiss, Mid-Proterozoic schists, carbonates, and ophiolites including serpentinite, and talc-carbonates. These rock types are common in other major gold belts in the world, including the prolific Timmins - Porcupine Belt in Canada.

               The mineralised lode is hosted by Palaeozoic granite and its contacts with Proterozoic serpentinites and carbonates. The Mineralization consists of both grey quartz veins containing 3-5% sulphides, including varying amounts of pyrrhotite, pyrite, chalcopyrite and sphalerite and altered granites, (metasomatites) which are now composed of quartz - mica rocks containing quartz veinlets and sulphides.

               Previous exploration in the 1980's consisted of sampling and minor trenching. Only one vein out of the 9 found to date has been explored to any extent. Exposure is not very good and the vein has only been sampled in 5 locations over a 400-m strike length as exposed on the top of the hill. Additional trenching on this and other veins was conducted in the summer of 1997.

               Assay results from the main vein range from 4.6 g/t Au, 27.0 g/t over 1 m to 116.6 g/t Au, 141.4 g/t Ag over 0.8 m. The widest exposure observed to date returned 10.56 g/t Au, 24.1 g/t Ag over
               1.8 m. Preliminary metallurgical results indicate recoveries of 80-99% using gravity and gravity-flotation-cyanidation methods. Russian reports indicate a potential resource, P1 + P2 based on the scarce data to date, of 350,000 tonnes at 21.3 g/t Au, 149.9 g/t Ag (218,000 ounces of gold).

               Additional  geological  mapping,   sampling,   geophysics  and  a
               drilling   program  will  be  required  to  further  explore  the
               property.

               "ARKHEI", a Limited Liability mining Company was granted a mineral resources license on March 8, 1997. The license provides for the search, exploration and production of underground gold and silver within the limits of the Tainskoye field. The right to use the lands above the concession was received from the Administration of the Okinsky District on March 13, 1996. The concession is classified under the category of "gorni otvod" (mountain concession) and expires on March 28, 2022. Through an agreement-dated December 26, 1997, the Company acquired "ARKHEI", which owns the license.

     (C)  Exploration Activities and Anticipated Capital Expenditures

               The Company has been conducting preliminary exploration work on all of its properties since May 1998.

               The Company has retained the services of Stewart Wallis to evaluate the mineral concessions on the Company's behalf. In August 1999 the Company retained MRDI Canada, a division of H.A. Simons Ltd. to act as mineral consultant for the Company.

               There are no long-term agreements or understandings regarding the continuation of these consulting relationships.

               The Company will retain independent mineral consultants on an as when needed basis.

               Consultants and advisors will be employed by the Company based on their technical expertise, familiarity with the subject matter, ability to speak the language of the country in which the Company's property interests are located; knowledge of local mining laws, ordinances and geology.

               The  Company  estimates  that  approximately   $200,000  will  be
          required from July 1999 through December 31, 1999 in order to complete its preliminary assessment of its properties.

               The Company feels that its current cash position is strong enough to fund all capital requirements in fiscal 1999. In the event that a production decision is made on one of the properties or the Company acquires additional mineral properties either directly, through joint ventures, or through the acquisition of operating entities, it is the Company's intention to raise additional capital either through equity offerings and/or debt borrowings. No assurance can be given that such financing will be available when required by the Company. The amount of funds that may be available to the Company may be less than that required by the Company and will be affected by factors, such as general market and economic conditions that are beyond the Company's control. The Company has no (i) understandings or agreements with any person regarding such financing and (ii) present intentions to effectuate a merger or other business combination

               Notwithstanding the foregoing, if an appropriate opportunity presents itself to joint venture the continual exploration and if warranted, the development of its properties the Company intends to fully explore the viability of any such opportunities.

     D    Office Facilities

               As of October 1, 1999 there are no long term agreements or commitments with respect to the Company's offices located at 1505 - 1060 Alberni Street, Vancouver, British Columbia, Canada, V6E 4K2. The office is rented on a month-to-month basis at a cost of $900 per month. The Company is required to give 30 days notice prior to vacancy.


     Item 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

               The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of September 20, 1999 by (i) each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding common stock; (ii) each of the Company's directors and officers; and
          (iii) all directors and officers of the Company as a group. As at September 20, 1999 there were 12,100,000 shares of common stock issued and outstanding.


                      Name of                  Shares of Common      Approximate
                    Beneficial                 Stock Beneficially     Percentage
                       Owner                        Owned               Owned
                       -----                        -----               -----

         Golden Country Consortium Ltd.             1,000,000           8.3%
         Pasea Estate
         Road Town, Torola
         B.V.I.

         Publix Overseas Ltd.                       1,000,000           8.3%
         Pasea Estate
         Road Town, Tortola
         B.V.I

         Bars Ltd.                                   920,000            7.6%
         Rubliovskoye Shosse 16/4
         Moscow, Russia

         Boavista Securities Ltd.                    905,000            7.5%
         12 Harcourt Road Central
         Hong Kong

         Redbridge Minerals (Overseas) Ltd.          900,000            7.4%
         5 Costis Palomas Street
         Nicosia, Cyprus

         Alanco Development Inc.                     855,000            7.1%
         Bank of America Bldg.
         Panama City,
         Panama

         Seal Overseas Ltd.                          850,000            7.0%
         140-142 Austin Road
         Kowloon, Hong Kong

         Barrington Ltd.                             800,000            6.6%
         12 Remy Oliver Street
         Fort Louis, Mauri

         Kastalia Ltd.                               750,000            6.2%
         12 Remy Oliver Street,
         Fort Louis,
         Mauri

         Finiss Investments Ltd.                     630,000            5.2%
         8 Acroplis Avenue
         Nicosia, Cyprus

         Officers and Directors
         ----------------------

         Jorge L. Lacasa                              7,500               *
         Valle de Laciana 31
         D-28034 Madrid, Spain

         Augustin Gomez de Segura                     7,500               *
         Raimundo F. Villaverde 26,
         E-28003 Madrid, Spain

         David E. Jenkins                              Nil                *
         1505-1060 Alberni Street
         Vancouver, B.C. Canada V6E 4K2

         Officers and Directors (3 persons)           15,000              *


     (1) To the best of the Company's knowledge, none of the above companies are affiliated except as follows: Jorge L. Lacasa is affiliated with Alanco Development Inc. and Augustin Gomez de Segura is affiliated with Publix Overseas Ltd.

          o    Less than 1%.

Item 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS

     The  following  persons are the  directors  and  executive  officers of the
     Company:


                  Name                                    Position
                  ----                                    --------
     Jorge L. Lacasa              President and Director since November 25, 1997
     Augustin Gomez de Segura     Director since November 25, 1997
     David E. Jenkins             Director and Secretary since November 25, 1997

          All directors and officers of the Company are elected annually to serve for one year or until their successors are duly elected and qualified.

          Management's business experience during the past five years is as follows:

     Jorge L. Lacasa, President and Director

          1984 to current, president of Alanco Development Inc., a project finance company which has financed more than 30 industrial projects in China and the Commonwealth of Independent States ("CIS"). Advisor to the European Bank for Reconstruction and Development ("EBRD") and several Investment funds and advisor to several Spanish banks on China and Commonwealth of Independent States countries.

     Agustin Gomez de Segura, Director

          1990 to current, Director and Manager of several trading and development companies, specializing in the Eastern Europe and Russian markets and Manager of two investment funds. 1995 to 1998, member of the board of Allna Moscow Bank. 1980 and 1990, was the Eastern Area Manager of Labtest (USA) and Labtam (Australia), a group of companies specializing in scientific research instruments and information technology.

     David E. Jenkins, Director & Secretary

          Mr. Jenkins is the president of Aurora Gold Corporation. He is also President of Datalogic Marketing Corporation, a business consulting firm, specializing in venture capital. Prior to forming Datalogic Marketing Corporation, Mr. Jenkins served as an investment advisor for Paine Webber, Inc. and Blythe Eastman Dillon Inc. from 1983 to 1989.

Item 6.   EXECUTIVE COMPENSATION

(A)  General

          The following table sets forth information concerning the compensation of the named executive officers for each of the registrant's last three completed fiscal year:

------------------------------------------------------------------------------------------------------------------------------------
                                        Annual Compensation                    Long-Term Compensation
                                        ------------------------------------   -----------------------------------------------------
                                                                               Awards                      Payments
                                                                               -----------------------------------------------------

                                                                                              Securities
                                                                     Other                      Under-                      All
                                                                    Annual      Restricted      Lying                      other
         Name And                                                   Compen-       Stock        Options/       LTIP        Compen-
    Principal Position         Year       Salary      Bonuses       Sation       Award(s)        SARs        Payouts       sation
                                           ($)          ($)           ($)          ($)           (=)           ($)          ($)
           (a)                 (b)         (c)          (d)           (e)          (f)           (g)           (h)          (i)
------------------------------------------------------------------------------------------------------------------------------------
Jorge L. Lacasa                1998        -0-          -0-           -0-          None          None         None          -0-
                            --------------------------------------------------------------------------------------------------------
                               1997        -0-          -0-           -0-          None          None         None          -0-
                            --------------------------------------------------------------------------------------------------------
                               1996        -0-          -0-           -0-          None          None         None          -0-
------------------------------------------------------------------------------------------------------------------------------------
Agustin Gomez de               1998        -0-          -0-           -0-          None          None         None          -0-
                            --------------------------------------------------------------------------------------------------------
Segura                         1997        -0-          -0-           -0-          None          None         None          -0-
                            --------------------------------------------------------------------------------------------------------
                               1996        -0-          -0-           -0-          None          None         None          -0-
------------------------------------------------------------------------------------------------------------------------------------
David Jenkins                  1998        -0-          -0-           -0-          None          None         None          -0-
                            --------------------------------------------------------------------------------------------------------
                               1997        -0-          -0-           -0-          None          None         None          -0-
                            --------------------------------------------------------------------------------------------------------
                               1996        -0-          -0-           -0-          None          None         None          -0-
------------------------------------------------------------------------------------------------------------------------------------

               None of the Company's officers and directors is currently party to an employment agreement with the Company. As of September 30, 1999 $0 salary has been paid or is owing to Jorge L. Lacasa, Agustin Gomez de Segura or David Jenkins. Directors and/or officers will receive expense reimbursement for expenses reasonably incurred on behalf of the Company.

     (B)  Options/SAR Grants Table

               No options have been awarded

     (C) Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value Table

               No options have been awarded

     (D)  Long-Term Incentive Plan ("LTIP") Awards Table

               The Company does not have a Long-term Incentive Plan.


     Item 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

               The proposed business of the Company raises potential conflicts of interests between the Company and certain of its officers and directors.

               Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, involvement in a greater number of programs and reduction of the financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. The Company is not aware of the existence of any conflict of interest as described herein.

               During the period January 1 to September 20, 1999, salaries and wages aggregating, $0 (December 31, 1998 - $0, December 31, 1997 - $0) were paid or are payable to directors or corporations controlled by directors in connection with managerial, engineering and administrative services provided.

               In addition, directors and/or officers will receive expense reimbursement for expenses reasonably incurred on behalf of the Company.

               The Company believes that had amounts been paid they would have been comparable to amounts that would have been paid to at arms length third party providers of such services.


Item 8.   DESCRIPTION OF SECURITIES

          Common Stock

               The Company is authorized to issue 50,000,000 shares of common stock, of which 12,100,000 shares were issued and outstanding as of the date of this Memorandum. Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

               The holders of common  stock (i) have equal  rights to  dividends from funds legally available therefor, when, and if, declared by the Board of Directors of the Company; (ii) are entitled to share rateably in all of the assets of the Company available for distribution to the holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have pre-emptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

               The holders of shares of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. The present officers and directors of the Company own less than 1% of the outstanding shares of the Company.

                                     PART II

     Item 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

          (a) The common stock of the Company has been quoted on the OTC Bulletin Board since March 7, 1998. The following table sets forth high and low bid prices for the common stock for the calendar quarters indicated as reported by the OTC Bulletin Board from March 7, 1998 through September 20, 1999. These prices represent quotations between dealers without adjustment for retail mark-up, mark-down or commission and may not represent actual transactions.


       ----------------------------------------------------------------------------------------------------
                           First Quarter      Second Quarter          Third Quarter      Fourth Quarter
       ----------------------------------------------------------------------------------------------------
       1999 - High         3.1875             2.875                   3.250              N/A
       ----------------------------------------------------------------------------------------------------
       1999 - Low          2.5625             1.625                   2.031              N/A
       ----------------------------------------------------------------------------------------------------
       1998 - High         2.5                2.6875                  2.8125             3.5
       ----------------------------------------------------------------------------------------------------
       1998 - Low          1.46875            2.25                    2                  2.125
       ----------------------------------------------------------------------------------------------------
       1997 - High         N/A                N/A                     N/A                N/A
       ----------------------------------------------------------------------------------------------------
       1997 - Low          N/A                N/A                     N/A                N/A
       ----------------------------------------------------------------------------------------------------

          (b) As of September 20, 1999, there were 22 holders of record of the common stock.

          (c) The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors.

          (d) No matters were submitted to a Vote of the shareholders during the last fiscal quarter.


     Item 2.   LEGAL PROCEEDINGS

                    The  Company  is not a party to any  litigation,  and has no knowledge of any pending or threatened litigation against it.


     Item 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

               None.


     Item 4.   RECENT SALES OF UNREGISTERED SECURITIES

               In the last two years the Company issued the following securities without registration under the Securities Act of 1933, as Amended (the "Act").

               (1) In December 1997, the Company issued 7,000,000 shares in connection with its acquisition of certain exploration, development and production licenses in Republic of Buriatia, Russian Federation. The issuance of the stock was an exempt transaction pursuant to Section 4(2) of the Securities Act.

                    The issuance of the stock pursuant to 4(2) were to private entities in exchange for assets. Pursuant Section 4(2), as the number of shareholders was to a limited group of sophisticated investors, issuance of the stock to them in private exchange was an exempt transaction not involving a public underwriting.

                    From December 1997 - January 1998 the Company issued a total of 5,000,000 of its common stock pursuant to Section 3(b) Regulation D Rule 504 of the Act. These securities were sold as follows:

               (1) In December 1997, the Company issued 3,000,000 shares at a price of $0.10 per share for an aggregate consideration of $300,000 pursuant to Rule 504 of Regulation D.

               (2) In January 1998, the Company issued 2,000,000 shares at a price of $0.35 per share for an aggregate consideration of $700,000 pursuant to Rule 504 of Regulation D.

               Except for 5,000,000 shares issued pursuant to Rule 504, such shares are "restricted securities," as that term is defined in the rules and regulations promulgated under the Securities Act of 1933, as amended, subject to certain restrictions regarding resale. Certificates evidencing all of the above-referenced securities have been stamped with a restrictive legend and will be subject to stop transfer orders.

               The Registrant believes that each of the above-referenced transaction was exempt from registration under the Act, pursuant to
          Section 4(2) of the Act and the rules and regulations promulgated thereunder as a transaction by an issuer not involving any public offering.


     Item 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

               Except as hereinafter set forth there is no charter provision, bylaw, contract, arrangement or statute under which any officer or director of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

          Statutory indemnification of Directors and Officers

               The Company's Bylaws provide for the indemnification of officers and directors. Each director and officer of the Corporation shall be indemnified by the Corporation against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

               Section 607.0850 of the Florida Business Corporations Act, provides for the indemnification of the Company's officers, directors and corporate employees and agents under certain circumstances as follows:

          Indemnification of Officers, Directors, Employee and Agents; Insurance

          (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fee), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favour by reason of the fact that he if or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defence or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person if fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such court shall deem proper.

          (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defence of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defence of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections
               (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of the directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even, if obtainable a quorum of disinterested directors so directs, by independent legal counsel in written opinion, or (3) by the stockholders.

          (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of any undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses including attorneys' fees incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          (f) The indemnification and advancement expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

          (h)       For   purposes   of  this   section,   references   to  "the
               corporation" shall include, in addition to the resulting corporation, any constituent corporation including (any constituent of a constituent) absorbed in a consolidation or merger which, if separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          (i) For purposes of this section, reference to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any services as a director, officer, employee or agent of the corporation which imposes duties on, or involve services by, such director, officer, employee, or agent with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

The Securities and Exchange Commission's Policy on Indemnification

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any provisions contained in its Certificate of Incorporation, or by-laws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defence of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART F/S
                              FINANCIAL STATEMENTS

                            EURASIA GOLD FIELDS, INC.

Audited Financial Statements:

Report of the Independent Accountants                                         F2


Consolidated Balance Sheets as at September 20, 1999,
December 31, 1998 and 1997                                                    F3


Consolidated Statements of Stockholders' Equity from May 22, 1995
(inception) to September 20, 1999                                             F4


Consolidated Statement of Operations                                          F5


Consolidated Statements of Cash Flows                                         F6


Notes to Consolidated Financial Statements
September 20, 1999, December 31, 1998 and 1997                                F7

                 EURASIA GOLD FIELDS, INC.
                 (A development stage enterprise)
                 (formerly Snak-N-Pop Vending, Inc.)
                 Consolidated Financial Statements
                 September 20, 1999, December 31, 1998 and 1997
                 (Expressed in US Dollars)






                 Index

                 Report of Independent Accountants

                 Consolidated Balance Sheets

                 Consolidated Statements of Stockholders' Equity

                 Consolidated Statements of Operations

                 Consolidated Statements of Cash Flows

                 Notes to Consolidated Financial Statements







                                       F1

MOORE STEPHENS
ELLIS FOSTER LTD.
  CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 737-8117  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders

EURASIA GOLD FIELDS, INC.  (formerly Snak-N-Pop Vending, Inc.)
(A development stage enterprise)


We have audited the consolidated balance sheets of Eurasia Gold Fields, Inc. and subsidiaries ("Company"). (A development stage enterprise) (formerly Snak-N-Pop Vending, Inc.) as at September 20, 1999, December 31, 1998 and 1997, the consolidated statements of stockholders' equity for the periods from May 22, 1995 (inception) to September 20, 1999, the consolidated statements of operations and cash flows for the periods from May 22, 1995 (inception) to September 20, 1999 and for the periods ended September 20, 1999, December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 20, 1999, December 31, 1998 and 1997 and the results of its operations and its cash flows for the period from May 22, 1995 (inception) to September 20, 1999 and for the periods ended September 20, 1999, December 31, 1998 and 1997 in conformity with generally accepted accounting principles in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. As discussed in Note 1 to the consolidated financial statements, the Company has incurred a loss from operations and lacks liquidity which raises substantial doubt about its ability to continue as a going concern. The continued operations of the Company as a going concern is dependent upon its ability to obtain necessary financing to complete the development. Management's plans concerning these matters are described in Note
1. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada                             "MOORE STEPHENS ELLIS FOSTER LTD."
September 23, 1999                            Chartered Accountants

--------------------------------------------------------------------------------
MS An independently owned and operated member of Moore Stephens North America Inc. Members in principal cities throughout North America.

Moore Stephens North America Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.


                                       F2

EURASIA GOLD FIELDS, INC.
(A development stage enterprise)
(formerly Snak-N-Pop Vending, Inc.)

Consolidated Balance Sheets
(Expressed in US Dollars)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                              September 20                  December 31
                                                                                                   ---------------------------------
                                                                                 1999                 1998                  1997
-----------------------------------------------------------------------------------------------------------------------------------

ASSETS
Current
  Cash and cash equivalents                                                   $ 388,115             $ 519,229             $ 290,638
  Marketable securities                                                         182,099               159,208                    --
  Non-trade accounts receivable                                                      --                    --                10,000
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                570,214               678,437               300,638
Non-current
  Mineral property costs                                                          7,000                 7,000                 7,000
-----------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                  $ 577,214             $ 685,437             $ 307,638
===================================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Current
  Accounts payable and accrued
    liabilities                                                               $   7,000             $  12,292             $      --
-----------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity
Share capital
  Authorized:
          50,000,000 common shares at par
                        value of $0.001 each
  Issued:
          12,100,000 (1998 - 12,100,000;
                       1997 - 10,100,000)                                        12,100                12,100                10,100

Additional paid in capital                                                      999,900               999,900               301,900

Deficit accumulated during the
  development stage                                                            (437,650)             (311,828)               (4,362)

Accumulated other comprehensive loss                                             (4,136)              (27,027)                   --
-----------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                                            570,214               673,145               307,638
-----------------------------------------------------------------------------------------------------------------------------------
Total liability and stockholders' equity                                      $ 577,214             $ 685,437             $ 307,638
===================================================================================================================================

The accompanying notes are an integral part of these financial statements.

APPROVED BY THE BOARD:  /s/ Jorge L. Lacasa          /s/ Agustin Gomez De Segura
                        --------------------------   ---------------------------
                        Director                     Director


                                       F3

EURASIA GOLD FIELDS, INC.
(A development stage enterprise) (formerly Snak-N-Pop Vending, Inc.)

Consolidated Statements of Stockholders' Equity
From May 22, 1995 (inception) to September 20, 1999
(Expressed in US Dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               other         Total
                                                            Common stock         Additional                   compre-        Stock-
                                                       -----------------------    paid-in    Accumulated      hensive       holders'
                                                          Shares       Amount     capital      Deficit         income       equity
------------------------------------------------------------------------------------------------------------------------------------

Issued for debt                                              100   $      100   $    4,900   $       --    $       --    $    5,000

Net loss for the period                                       --           --           --       (5,000)           --        (5,000)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                                   100          100        4,900       (5,000)           --            --
Stock split 1,000:1 August 14, 1997                       99,900           --           --
Issuance of common stock
  For mineral properties December 8, 1997              7,000,000        7,000           --           --            --         7,000
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                            10,100,000       10,100      301,900       (4,362)           --       307,638
Issuance of common stock for cash January 12, 1998     2,000,000        2,000      698,000           --            --       700,000
Net loss for the year                                         --           --           --     (307,466)           --      (307,466)
Net change in unrealized loss on investments                  --           --           --           --       (27,027)      (27,027)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                            12,100,000       12,100      999,900     (311,828)      (27,027)      673,145
Net loss for the period                                       --           --           --     (125,822)           --      (125,822)
Net change in unrealized loss on investments                  --           --           --           --        22,891        22,891
------------------------------------------------------------------------------------------------------------------------------------
Balance, September 20, 1999                           12,100,000   $   12,100   $  999,900   $ (437,650)   $   (4,136)   $  570,214
===================================================================================================================================

The accompanying notes are an integral part of these financial statements.


                                       F4

EURASIA GOLD FIELDS, INC.
(A development stage enterprise)
(formerly Snak-N-Pop Vending, Inc.)

Consolidated Statement of Operations
(Expressed in US Dollars)


-----------------------------------------------------------------------------------------------------------------------------------
                                                                               May 22, 1995
                                                             inception)           January 1           January 1           January 1
                                                                     to
                                                              September             1999 to             1998 to             1997 to
                                                                     20
                                                                   1999        September 20            December            December
                                                                                                             31                  31
                                                           (cumulative)                1999                1998                1997
-----------------------------------------------------------------------------------------------------------------------------------
General and administrative expenses
  Consulting                                               $     34,368        $     11,568        $     22,800        $         --
  Interest, bank charges and
    foreign exchange                                              5,701                 440               5,131                 130
  Office and miscellaneous,
    net of recoveries                                            47,891               5,392              37,499                  --
  Professional fees:
  - Legal                                                        19,764                  --              19,764                  --
  - Accounting                                                   21,853               4,853              17,000                  --
  Rent and other                                                  4,212               1,781               2,431                  --
  Management fees                                                10,267               6,621               3,646                  --
  Shareholder relations, advertising
    and promotion                                                20,846              20,431                 415                  --
  Transfer agents, listing and filing fees                        9,572                 581               8,991                  --
  Travel                                                         30,820                  --              30,820                  --
  Telephone                                                       2,462               1,338               1,124                  --
-----------------------------------------------------------------------------------------------------------------------------------

                                                                207,756              53,005             149,621                 130

Less:  Interest income                                          (41,793)             (9,003)            (32,022)               (768)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                165,963              44,002             117,599                (638)

Exploration expenses                                            271,687              81,820             189,867                  --
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) for the period                           $   (437,650)       $   (125,822)       $   (307,466)                638
===================================================================================================================================

Other comprehensive income (loss)
     Unrealized gain (loss) on securities
     available for sale                                    $     (4,136)      $      22,891             (27,027)                 --
===================================================================================================================================

Comprehesive income (loss) for the period                  $   (441,786)       $   (102,931)       $   (334,493)                638
===================================================================================================================================

Loss per share
      Basic and diluted                                    $         --        $      (0.01)       $      (0.03)       $         --
===================================================================================================================================
Weighted average common
    shares outstanding
      Basic and diluted                                                          12,100,000          12,039,560             554,458
===================================================================================================================================

The accompanying notes are an integral part of these financial statements.


                                       F5

EURASIA GOLD FIELDS, INC.
(A development stage enterprise)
(formerly Snak-N-Pop Vending, Inc.)

Consolidated Statement of Cash Flows
(Expressed in US Dollars)


-----------------------------------------------------------------------------------------------------------------------------------
                                                           May 22, 1995
                                                         (inception) to           January 1           January 1           January 1
                                                           September 20             1999 to             1998 to             1997 to
                                                                   1999        September 20         December 31         December 31
                                                           (cumulative)                1999                1998                1997
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in)
   operating activities
   Net loss for the period                                 $  (437,650)        $  (125,822)        $  (307,466)         $       638
   Changes in assets and liabilities
   --    decrease (increase) in accounts
         receivable                                                  --                 --               10,000            (10,000)
   --   increase (decrease) in accounts payable                   7,000             (5,292)              12,292                  --
-----------------------------------------------------------------------------------------------------------------------------------
                                                              (430,650)           (131,114)           (285,174)             (9,362)
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from (used in)
   investing activities
  Purchase of securities available for sale                   (186,235)                  --           (186,235)                  --
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from (used in)
   financing activities
  Proceeds from issuance of common stock                      1,005,000                  --             700,000             300,000
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash for the period                      388,115           (131,114)             228,591             290,638

Cash and cash equivalents, beginning of period                       --             519,229             290,638                  --
-----------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                    $   388,115         $   388,115         $   519,229         $   290,638
===================================================================================================================================

The accompanying notes are an integral part of these financial statements.


                                       F6

EURASIA GOLD FIELDS, INC.
(A development stage enterprise)
(formerly Snak-N-Pop Vending, Inc.)

Notes to Consolidated Financial Statements
September 20, 1999, December 31, 1998 and 1997
(Expressed in US Dollars)
--------------------------------------------------------------------------------

1.   Nature of Business and Going Concern

     The Company was formed on May 22, 1995 as Snak-N-Pop Vending, Inc. under the laws of the State of Florida. The Company changed its name to Eurasia Gold Fields, Inc. on February 4, 1998. The Company is in the business of exploration and development of mineral properties. The Company has not yet determined whether its properties contain mineral resources that may be economically recoverable.

     These consolidated financial statements have been prepared with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The general business strategy of the Company is to acquire mineral properties either directly or through the acquisition of operating entities. The continued operations of the Company and the recoverability of mineral property costs is dependent upon the existence of economically recoverable reserves, or proceeds from the disposition thereof, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. Management's plans in this regard are to raise equity financing as required. These consolidated financial statements do not include any adjustments that might result from this uncertainty.

2.   Significant Accounting Policies

     (a)  Basis of Consolidation

          These consolidated financial statements include the accounts of the Company and its wholly-owned Russian subsidiaries, Kitoi, Arkhei and RDDM, all of which are limited liability companies. All inter-company transactions and balances have been eliminated.

     (b)  Principles of Accounting

          These financial statements are stated in US Dollars and have been prepared in accordance with accounting principles generally accepted in the United States.


                                       F7

EURASIA GOLD FIELDS, INC.
(A development stage enterprise)
(formerly Snak-N-Pop Vending, Inc.)

Notes to Consolidated Financial Statements
September 20, 1999, December 31, 1998 and 1997
(Expressed in US Dollars)
--------------------------------------------------------------------------------

2.   Significant Accounting Policies (continued)

     (c)  Mineral Properties and Exploration Expenses

          Exploration costs are charged to operations as incurred as are normal development costs until such time that proven reserves are discovered. From that time forward, the Company will capitalize all costs to the extent that future cash flow from reserves equals or exceeds the costs deferred. As at September 20, 1999, December 31, 1998 and 1997, the Company did not have proven reserves. Cost of initial acquisition of mineral rights and concessions are capitalized until the properties are abandoned or the right expires.

          Exploration activities conducted jointly with others are reflected at the Company's proportionate interest in such activities.

     (d)  Foreign Currency Transactions

          The Company, Kitoi, Arkhei and RDDM maintain their accounting records in their functional currencies i.e., U.S. dollars, Russian ruble, Russian ruble and Russian ruble respectively. They translate foreign currency transactions into their functional currency in the following manner.

          At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

     (e)  Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                                       F8

EURASIA GOLD FIELDS, INC.
(A development stage enterprise)
(formerly Snak-N-Pop Vending, Inc.)

Notes to Consolidated Financial Statements
September 20, 1999, December 31, 1998 and 1997
(Expressed in US Dollars)
--------------------------------------------------------------------------------

2.   Significant Accounting Policies (continued)

     (f)  Financial Instruments

          The respective  carrying value of certain  on-balance-sheet  financial instruments approximated their fair values. These financial instruments include cash, marketable securities and accounts payable and accrued liabilities. Fair values were assumed to approximate carrying values for these financial instruments, except where noted, since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. The Company operates in Russia, which may give rise to currency risks due to fluctuations in foreign exchange rates. Management is of the opinion that the Company is not exposed to significant interest and credit risks arising from these financial instruments.

     (g)  Income Taxes

          The Company has adopted Statement of Financial Accounting Standards (SFAS") No. 109, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets using enacted rates in effect in the years in which the differences are expected to reverse.

     (h)  Loss Per Share

          Loss per share is computed using the weighted average number of shares outstanding during the year. Effective for the year ended December 31, 1997, the Company adopted SFAS No. 128, "Earnings per share". Diluted loss per share is equal to the basic loss per share.

     (i)  Cash Equivalents

          Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. The Company has no cash equivalents as at September 20, 1999.


                                       F9

EURASIA GOLD FIELDS, INC.
(A development stage enterprise)
(formerly Snak-N-Pop Vending, Inc.)

Notes to Consolidated Financial Statements
September 20, 1999, December 31, 1998 and 1997
(Expressed in US Dollars)
--------------------------------------------------------------------------------

2.   Significant Accounting Policies (continued)

     (j)  New Accounting Pronouncements

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liabilty that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

          Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on January 1, 2001 to affect its financial statements.

          In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities", ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard has no material effect on the financial statements.


                                       F10

EURASIA GOLD FIELDS, INC.
(A development stage enterprise)
(formerly Snak-N-Pop Vending, Inc.)

Notes to Consolidated Financial Statements
September 20, 1999, December 31, 1998 and 1997
(Expressed in US Dollars)
--------------------------------------------------------------------------------

3.   Mineral Properties and Exploration Licences

     The Company owns the following mineral concessions located in the Okinski district of the Republic of Buriatia in southeastern Siberia, Russia:

     (a)  Zun Ospinskoye Property

          The licence for the exploration and development of this property was issued under the number UDE00179 type BP to Kitoi.

     (b)  Tainskoye Property

          The licence for the exploration and development of this property was issued under the number UDE140 type BP to Arkhei.

     Pursuant to an agreement dated December 9, 1997, the Company acquired these mineral concessions by issuing 7,000,000 common shares to the vendors. As the vendors became the controlling shareholders of the Company after the above-mentioned transactions, the properties are carried at a nominal amount of $7,000 which is equal to the par value of the shares issued.

4.   Non-Cash Investing and Financing Activities

     The  Company  issued   7,000,000  common  shares  to  acquire  the  mineral
     properties as described in Note 3.

5.   Related Party Transactions

     The following expenses were paid or accrued to a director of the Company.

                                           1999           1998             1997
                           ----------------------------------------------------
     Consulting                         $ 1,000             --               --
                           ----------------------------------------------------


                                       F11

                                    PART III


Item 1.  INDEX TO EXHIBITS

1.1      Articles of Incorporation                                            29

1.2      By-Laws                                                              32

1.3      Consent of Action of the Majority Shareholders and Sole Director     38

1.4      Articles of Amendment to Snak-N-Pop Vending, Inc.                    39

1.5      Articles of Amendment to Snak-N-Pop Vending, Inc.                    42

1.6      Certificate of Filing of Articles of Amendment                       43

3.1      Asset Purchase Agreement Dated December 8th, 1997                    44

27.1     Financial Data Schedule                                              52




                                       29